(212) 701-3412

July 11, 2006

Re:	Security Capital Assurance Ltd.
Form S-1, Amendment 4
Filed July 11, 2006
File No. 333-133066

Ladies and Gentlemen:

     On behalf of Security Capital Assurance Ltd, a Bermuda company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 4 to the registration statement on Form S-1 (File No. 333-133066) (“Amendment No. 4”). The registration statement was initially filed on April 7, 2006 (such initial filing, together with Amendment No. 1 filed on May 24, 2006, Amendment No. 2 filed on May 26, 2006, Amendment No. 3 filed on June 22, 2006 and Amendment No. 4, being herein referred to as the “Registration Statement”).

     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey Riedler’s letter dated July 7, 2006 to Mr. Paul S. Giordano. To facilitate your review of Amendment No. 4, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 4.

     To expedite your review, we have enclosed with the by-hand copy of this letter four copies of Amendment No. 4, marked against Amendment No. 3 to the Registration Statement.

FORM S-1

Summary Combined Financial information, page 8

1.	Your revised disclosure in response to prior comment two does not appear to adequately explain why this non-GAAP financial measure provides more useful information to investors as compared to the corresponding GAAP financial measure. Also, your revised disclosure appears to omit certain information previously requested in our comment. For example, please clarify your explanation of the utility of the Adjusted Gross Premium financial measure to include the discussion from Item 1 in your response dated June 2, 2006, particularly your planned use of this financial measure to determine employee incentive compensation. In addition, please quantify the impact of changes in this estimate due to prepayments or refundings and explain the difference between upfront premiums written in your reconciliation and the corresponding amounts disclosed in the gross premiums written section of MD&A.

Response:	The Company has complied with the Staff’s comment. Prepayments and refundings do not impact Adjusted Gross Premiums since AGP only reflects premiums written in that period. We note that upfront premiums written in the summary do agree with the amounts in MD&A (i.e., the sum of the relevant amounts in the first table under Gross Premiums Written and the second table under Reinsurance Premiums Assumed).

U.S. tax-exempt entities may recognize unrelated business taxable income, page 24

2.	We note the revisions pursuant to comment 7, and we reissue the comment in part. Please state the amount of income you earned, during each of the past two years, that is of the type described in the risk factor. Also, identify by name your principal subsidiary or subsidiaries that earn this income.

	Response:	The Company has complied with the Staff’s comment.

Use of proceeds, page 32

3.	We note the revision you made pursuant to comment 9. Since you did not state the dollar amount of proceeds you plan to use to pay dividends, we will re-assess our request to include a risk factor addressing this issue after you file an amendment that includes the dollar amount.

	Response:	The Staff’s comment is noted.

Pro Forma Financial Information (Unaudited)

Notes to Pro Forma Financial Information, page 42

4.		Consistent with your response to prior comment 11, please expand your disclosures to clarify why certain Transactions Coincident with Formation of SCA and the Offering and Certain Relationships and Related Party Transactions are excluded from the pro forma financial information, including XLI’s cancellation of non-financial guaranty business ceded to you.

	Response:	The Company has complied with the Staff’s comment.

5.	Your revised disclosure in response to prior comment 14 does not appear to provide a complete explanation of the impact that this transfer of business will have on your pro forma balance sheet and statements of operations. Explain the relationship between the pro forma adjustments to revenues and expenses and your basis for concluding that the financial impact, as reflected in the pro forma financial information for 2005 and the first quarter of 2006, will continue in the future. Disclose, and explain to us, why you made no corresponding adjustments to the pro forma balance sheet Also, you describe these business transfers only as “certain policies.” Describe and quantify in greater detail the terms and business purpose for this transfer, so that investors can clearly link these transactions to the corresponding transactions described in the section, Certain Relationships and Related Party Transactions.

	Response:	The Company has complied with the Staff’s comments to show the balance sheet impact as well as the business purpose, including by adding an appropriate cross reference.

6.	Please refer to prior comment 15. Your disclosure in footnote (g) omits quantification of reinsurance premium to be paid to XL Capital. Please confirm that these obligations amounted to $7 million.

	Response:	The Company confirms that these premiums aggregate $7.0 million on a present value to over ($9.8 million in total).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 45

Reserves for Losses and Loss Adjustment Expenses, page 46

7.	Please include in your amendment the revised disclosure provided to us in response to verbal comments given during our telephone calls on June 30, 2006, July 6, 2006, and July 7, 2006.

	Response:	The Company has complied with the Staff’s comment.

Liquidity and Capital Resources

Ceded Reinsurance Recoverables, page 80

8.	Please refer to your response to prior comment 22. We were unable to locate your revised disclosure describing the contractual basis for recording reinsurance recoverable associated with your unallocated loss reserves. Please provide this disclosure or tell us where you placed it in your filing.

	Response:	The Staff is advised to see page 84 of this Amendment No. 4. The Company has also added additional disclosure.

9.	Please refer to your response to prior comment 26. We were unable to locate your revised disclosure of the methods and assumptions used for income recognition on reinsurance contracts here or in your discussion of net premiums earned in results of operations. Please provide this disclosure or tell us where you placed it in your filing.

	Response:	The Staff is advised to see pages 62 and 70 (first paragraph under Net Premiums Earned) of this Amendment No. 4.

Voting Rights and Adjustments, page 151

10.	We note that although XL Capital will own 65% of your company’s common shares after this offering, your Bye-laws provide that XL Capital’s voting power will be limited to 47.5% (50.1% for the election of directors), leaving other investors with voting rights that exceed their proportionate share ownership. You have stated to us that the purpose for so limiting XL Capital’s voting power was to ensure that XL Capital would be rated separately from XLCA and XLFA. We also note that these preferential voting rights will be eliminated if certain events occur. Please include a risk factor informing investors that the preferential voting rights they will initially have may be eliminated in the future. The risk factor should state the following:

	•	Shareholders will initially have preferential voting rights, but the preferential voting rights will be eliminated if certain events occur;

	•	The reason for which XL Capital needed to limit its voting rights; so that it would be rated separately from XLCA and XLFA despite its ownership of 65% of the common shares; and

	•	A brief description of the events that will cause the preferential voting rights to be eliminated, for example, XL Capital selling its shares or the rating agencies deciding to rate the companies separately without requiring a limitation on XL Capital’s voting rights.

	Response:	The Company has complied with the Staff’s comment.

11.	We note in the second paragraph of this section that the board may limit a shareholder’s voting rights “to avoid certain material adverse tax, legal or regulatory consequences.” Please provide further detail. Which “material adverse . . . consequences” will limiting shareholder’s voting rights enable you to avoid? What notification and procedural steps will the board follow when it decides to limit a shareholder’s voting rights? Please also include a risk factor covering this issue.

	Response:	The Company has complied with the Staff’s comment.

Duties of Directors, page 155

12.	We note the legal analysis you provided in response to comments 5 and 6, and we note you revised the risk factor addressed by those comments so that it no longer states shareholders waive claims. We also note, however, that the last sentence on page 155 states “shareholders waive all claims or rights of action . . . against any of our directors, officers or employees” unless a court finds the individual guilty of any fraud or dishonesty in relation to your company. You include similar disclosure twice on page 158 and once on page II-1. These statements are appropriate only if Bermuda law permits them. Please provide a legal analysis as to how this provision in your Bye-laws is permitted by Bermuda law. Also, include a risk factor discussing this issue.

	Response:	The Company has been advised by its Bermuda law firm, Conyers Dill and Pearman, that the Bye-Law provision described, or disclosed, on pages 155 and 158, and page II-1, in Amendment No. 3, are permitted by the Bermuda Companies Act 1981, and are enforceable under Bermuda law.

Section 98(i) of the Bermuda Companies Act by its terms expressly authorizes a Bermuda company in its Bye-laws or in any contract or arrangement between the company and any director or officer to exempt such director or officer from or indemnify him in respect of, any loss or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust for which the officer or person may be guilty in relation to the company or any subsidiary thereof, provided that such exemption or indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

Therefore, under Bermuda law the shareholders may in the Company’s Bye-laws waive any claim or right of action such shareholder may have against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take action in performance of his duties with or for the company or any subsidiary thereof provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

We note that the following Bermuda companies with publicly traded common equity have Bye-law provisions that contain similar waivers of any claim or right of action against a Director or Officer except that the waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or other person: Axis Capital Holdings Ltd., Assured Guaranty Ltd., Arch Capital Group Ltd., RAM Holdings Ltd. and RenaissanceRe Holdings Ltd. SCA only refines this concept by clarifying exactly when (i.e., by a finding of a court of competent jurisdiction) a claim of fraud or dishonesty would attach to a director, officer or employee.

Certain Tax Considerations, page 162

13.	In your response to comment 37, you appear to assert that an opinion is not required for issues that are o£ an “inherent factual nature.” Please explain to us your legal basis for this apparent exception to the opinion requirement. We note that an opinion is by definition more than simply a general discussion of tax law, and the difference between an opinion and a general discussion of tax law is that an opinion applies a company’s specific set of facts to the law. Thus, factual matters actually facilitate, not inhibit, an opinion.

If facts are unknown and unascertainable, on the other hand, counsel may state they are “not able to opine” on matters that are dependent upon those facts. In the limited situations for which such a “not able to opine” statement is permissible, counsel must do more than simply make the general statement that the issue is “factual” or of a “factual nature.” Counsel must clearly identify the specific factual matters that are unknown and unascertainable.

	Response:	As discussed with the Staff telephonically on July 10, 2006, the Company has made certain changes to “Certain Tax Considerations” that the Company believes comply with this comment, as so discussed with the Staff. Cahill has reconsidered each of the opinions requested by the Staff and to what extent it would be appropriate, or customary within the tax bar, for counsel to provide a legal opinion, and additional disclosure has been added to clarify that analysis.

United Kingdom Taxation, page 163

14.	We note that the last sentence of the first paragraph of this section and the last sentence of exhibit 8.3 state the opinion “may not be reproduced, quoted, summarised or relied upon by any other person or for any other purpose” without counsel’s express written consent. Please remove from the prospectus and from exhibit 8.3 the language stating it may not be “relied upon.” Investors are entitled to rely upon the opinion.

	Response:	In response to the above comment, the Company, in consultation with its United Kingdom tax counsel, has revised the disclosure in the Registration Statement. Please see “Certain Tax Considerations—United Kingdom Taxation.”

15.	We note the revisions pursuant to comment 36. We reissue the comment because it does not appear you have provided counsel’s opinion as to whether your company’s central management and control is currently exercised in the United Kingdom. We note you state this issue is “wholly a question of fact”; however, since we are requesting an opinion regarding the company’s current central management and control, the facts are known or readily ascertainable, so it appears counsel can apply the facts to the law to reach an opinion. Please revise. This issue appears to be material since it determines the taxability in the United Kingdom of the earnings of the entire company, as opposed to those of only XLCA-UK.

	Response:	The Company refers the Staff to the following paragraph excerpted from the “Certain Tax Considerations—United Kingdom Taxation—Taxation of SCA and its Subsidiaries” section of Amendment No. 4:

“On the basis in particular of the factual representations referred to in the first paragraph of this section discussing United Kingdom taxation, we are of the opinion that neither SCA nor any of its subsidiaries (other than XLCA-UK) is resident in the United Kingdom for United Kingdom tax purposes or otherwise subject to United Kingdom corporation tax or income tax in respect of the profits of its trade.”

United States Taxation

Taxation of SCA and its Subsidiaries, page 165

16.	We note that whether XLFA is subject to United States corporate income tax and branch profits tax depends in part on whether it is deemed to be engaged in a trade or business in the United States. Please state counsel’s opinion as to whether XLFA is currently engaged in a trade or business in the United States. This issue appears to be material since XLFA is one of your two principal subsidiaries.

	Response:	The issue of whether a foreign corporation is engaged in a trade or business generally depends on whether the corporation’s activities in the United States are regular, continuous and substantial, as opposed to isolated and sporadic. There is very limited guidance (and no definitive guidance) on how to apply this vague legal standard to any particular set of facts. For this reason, the Internal Revenue Service (the “IRS”) has consistently held since 1988 that it ordinarily will not provide private letter rulings to taxpayers on the “trade or business” determination because it is “highly factual” in nature. See Rev. Rul. 88-3, 1988-1 C.B. 268, and Rev. Proc. 2006-7, § 4.01(3), 2006-1 I.R.B. 242. Cahill’s view that the “trade or business” determination is not an opineable issue is consistent with the IRS ruling position and the position taken by outside tax counsel in other recent public offerings by non-U.S. insurance companies. See, for example, Ram Holdings Ltd. (2006), Assured Guaranty Ltd (2006), Montpelier Re (2005), Platinum Underwriters Holdings Ltd (2004) and Max Re Capital Ltd (2001).

17.	We note “it is uncertain whether the Bermuda Treaty applies to other income [referring to income other than premium income] such as investment income.” Please provide counsel’s opinion as to whether the Bermuda Treaty applies to such “other income.” In view of the uncertainty to which you refer, we will not object if counsel provides a “should” opinion rather than a “will” opinion, as long as counsel describes the reason for the uncertainty and the alternative tax consequences that would arise if the “should” opinion is incorrect.

	Response:	Literally read, the Bermuda Treaty may be construed as not protecting investment income. However, some practitioners and commentators believe that the Bermuda Treaty language should be construed more liberally to protect investment income effectively connected with a U.S. trade or business to the same extent as premium income. Under this view, the treaty language is merely preserving the right of the United States to impose withholding taxes on investment income that is not effectively connected with a U.S. trade or business. While this argument is persuasive as a policy matter, there are no cases or rulings interpreting this treaty language, and Cahill’s view that the answer is unclear is consistent with other recent public offerings. See, for example, Ram Holdings Ltd. (2006), Assured Guaranty Ltd (2006), Montpelier Re (2005), Platinum Underwriters Holdings Ltd (2004) and Max Re Capital Ltd (2001).

18.	We note “XLFA believes that it is eligible for benefits under the Bermuda Treaty, although no assurance can be given in this regard because of the factual and legal uncertainties regarding the residency and citizenship of the direct and indirect shareholders of a public company, such as SCA.” Since XLFA is one of your company’s principal subsidiaries, XLFA’s taxation appears to be material to investors.

	•	We note more than 50% of a company’s shares must be held by individual residents of the United States or Bermuda or U.S. citizens for the company to be eligible for benefits under the Bermuda Treaty. Given that XLFA is owned by corporations and not individual residents (and SCA will also be majority owned by a corporation), please discuss how this 50% rule is applied in XLFA’s situation. For example, does the rule depend on the ultimate, natural-person shareholders who own the parent companies, or are the parent companies themselves considered the shareholders for applying the 50% rule? If the parent companies themselves are considered the shareholders, it would appear counsel could readily ascertain whether the 50% rule is satisfied with respect to XLFA. Please also provide similar information regarding the discussion on pages 168-169 entitled “The RPII CFC Provisions.”

	•	Since the uncertainties relate to the shareholder criterion for eligibility under the Bermuda Treaty, please provide counsel’s opinion as to whether XLFA currently satisfies the second, use-of income criterion.

	Response:	The disclosure has been revised to clarify that the 50% test is based on ultimate beneficial ownership by individuals (i.e., by looking through any shareholders that are entities, such as SCA, XLI and XL Capital). The 25% Threshold is based on ultimate beneficial ownership by U.S. persons and U.S. partnerships (i.e., by looking through any shareholders that are non-U.S. entities, such as SCA, XLI and XL Capital). With respect to the “use-of income criteria,” we note that this is a factual determination (i.e., what percentage of XLFA’s income was paid to certain parties) and not appropriate for a legal opinion.

19.	Please state counsel’s opinion as to whether XLFA is engaged in the conduct of an insurance business in the United States for purposes of determining whether it will be required to pay taxes on its “effectively connected net investment income.” Alternatively, if these taxes would be immaterial even if they were imposed, disclose that fact, along with an explanation of how you reached the conclusion that they would be immaterial.

	Response:	Please see our response to question 16, which addresses the same issue.

20.	Please state the amount, for each of the past two fiscal years, of XLFA’s income that would be subject to United States income tax for certain “fixed and determinable annual or periodic gains, profits and income” derived from United States sources. This amount is material information because, based on the tax discussion, it appears to be the minimum amount of XLFA’s income that would be subject to United States taxation.

	Response:	According to SCA management, neither XLFA nor SCA currently anticipates being subject to a material amount of U.S. withholding taxes with respect to their investment income.

21.	We note SCA believes XLCA’s reinsurance contracts with XLFA are written on arm’s-length terms. Please provide counsel’s opinion as to whether XLCA’s reinsurance contracts with XLFA are written on arm’s-length terms, or provide us with an analysis explaining why this issue is not material.

	Response:	As discussed with the Staff, legal counsel are not qualified, and it is inappropriate for legal counsel, to opine on whether an agreement is “arm’s length” — whether that agreement is a reinsurance policy or another type of agreement. This is an inherently factual determination and requires extensive factual knowledge of the relevant market. Therefore, Cahill is not qualified to determine whether terms are arm’s length — that determination must be made by a person with expertise in the pricing and negotiation of insurance contracts (such as a transfer pricing expert or an economist). In addition, page 122 of the S-1 discusses the New York Insurance Law regulatory review with respect to such contracts.

*           *           *

     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 4 to the following members of the Staff: Frank Wyman, Joseph Roesler and Greg Belliston.

     Comments or questions regarding any matters with respect to Amendment No. 4 may be directed to me at (212) 701-3412.

Very truly yours,

/s/ Michael A. Becker

Michael A. Becker

Enclosures

cc:	Frank Wyman
Joseph Roesler
Greg Belliston
Securities and Exchange Commission

Paul S. Giordano
Arnold Brousell
Security Capital Assurance Ltd

Lee A. Meyerson
Simpson Thacher & Bartlett LLP

Brian Hannan
Andy Pinto
PricewaterhouseCoopers LLP

VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405